12013602

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Bancorp Investments, Inc.

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Livingston Road
(No. and Street)

Saint Paul	Minnesota	55107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica McIntosh (314) 418-8664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management
U.S. Bancorp Investments, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of U.S. Bancorp Investments, Inc, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating U.S. Bancorp Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2011 through December 31, 2011. U.S. Bancorp Investments, Inc.'s management is responsible for U.S. Bancorp Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, which included copies of the check or wire sent to the SIPC. We noted no findings.

2. Compared the amounts reported on the "Assessment Calculation" worksheet, as prepared by the Company's management and derived from the Company's FOCUS reports for the fiscal period from January 1, 2011 through December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2011 through December 31, 2011. We noted no findings.

3. Compared "Additions and Deductions" as reported in Form SIPC-7 with amounts reported in the "Assessment Calculations" worksheet, as prepared by the Company's management and derived from the Company's general ledger. We noted no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the "Assessment Calculation" worksheet supporting the adjustments. We noted no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2011 through December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

STATEMENT OF FINANCIAL CONDITION

U.S. Bancorp Investments, Inc.
SEC File Number: 8-35359
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

U.S Bancorp Investments, Inc

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (a wholly owned subsidiary of U.S. Bancorp) (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2012

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2011
(In Thousands, Except Share and Per Share Amounts)

Assets		
Cash held at affiliate bank	$	30,317
Cash segregated in compliance with federal regulations		15,741
Receivables:		
Customers		25,840
Brokers, dealers, and clearing organizations		746,976
Affiliates		1,325
Securities purchased under agreement to resell		52,381
Securities owned, at fair value		585,938
Fixed assets, net of accumulated depreciation and amortization of $7,192		2,815
Goodwill		31,307
Taxes receivable from Parent		8,714
Other assets, net of allowance of $654		32,882
Total assets	$	1,534,236
Liabilities and stockholder's equity		
Payables:		
Customers	$	21,065
Brokers, dealers, and clearing organizations		264,572
Affiliates		1,600
Securities sold under agreements to repurchase		85,442
Securities sold, but not yet purchased, at fair value		613,411
Accrued compensation		32,879
Deferred tax liability, net		4,156
Other liabilities and accrued expenses		9,715
Total liabilities		1,032,840
Stockholder's equity:		
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1
Additional paid-in capital		519,628
Accumulated deficit		(18,233)
Total stockholder's equity		501,396
Total liabilities and stockholder's equity	$	1,534,236

See accompanying notes.

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), provides securities brokerage and investment banking services and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions with institutional and retail customers in listed and unlisted equity securities, U.S. government securities, and corporate and municipal bonds. The Company sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives. The Company also participates in securities underwriting and collateralized securities transactions.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 12, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Cash Held at Affiliate Bank

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company, as of December 31, 2011.

Cash Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve bank account for the exclusive benefit of customers.

Included in cash segregated in compliance with federal regulations at December 31, 2011, is $15,741 of qualified cash deposits with USBNA.

During 2011, the Company held no qualified investments in U.S. governmental securities and governmental agency securities to support its Customer Reserve Formula deposit.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers, and clearing organizations on the statement of financial condition. Securities-borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities-loaned transactions require the borrower to deposit cash with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in (i) other assets or other liabilities and accrued expenses on the statement of financial condition.

Derivative Transactions

The Company transacts in the derivative market to manage the credit risk related to its corporate bond trading portfolio. The Company's derivative transactions are all executed and outstanding with USB. The Company's derivative transactions include credit default swap indexes and single name credit default swaps that are designated as economic hedges. Derivative contracts are reported in the statement of financial condition as receivables from or payables to affiliates at fair value. Derivative transactions are recorded on a trade-date basis. See Note 3, "Derivative Financial Instruments," for further information regarding derivative transactions.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased are recorded on the statement of financial condition on a trade-date basis at fair value.

See Note 7, "Fair Value," for all securities as of December 31, 2011.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

The recoverability of goodwill is evaluated annually or more frequently if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the business based on the present value of estimated future cash flows.

Other Assets

Limited partnership interests in private equity funds are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment. These limited partnerships are also evaluated for consolidation in accordance with applicable consolidation guidance. No consolidation was deemed to be necessary as a result of these analyses.

Also included in other assets are employee sign-on bonuses. These bonuses are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These bonuses are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

2. Summary of Significant Accounting Policies (continued)

As a condition of these signing bonuses, a "claw-back" provision is included in the employment agreement, which requires the employee to pay back part of or the entire bonus to the Company if the employee terminates their employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the "claw-back" provisions. The Company is actively trying to collect the funds owed to it and has established an allowance for doubtful accounts for any amounts older than 90 days. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 9, "Other Assets," for all other assets as of December 31, 2011.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the USB's retirement savings plan, pension plan, and stock option incentive plan. Pension and stock-based compensation expense is allocated to the Company by USB based on the Company's pro rata use of these plans. All asset and liabilities of the plans are recorded at the Parent.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with USB and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with USB and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 15, "Income Taxes," for further discussion.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties and affiliates (Product Partners). As part of these arrangements, the Product Partners provide promotional support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Product Partner Dollars are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed-upon annual payment or series of quarterly payments. Amounts related to the contractual fee methods are accrued on a monthly basis and generally collected on a quarterly basis. Amounts related to the non-contractual fees annual/quarterly payment method are generally recorded on a cash basis.

Receivables

No allowance has been established for customer or other broker–dealer receivables, as management believes these receivable amounts are fully collectible.

(In Thousands)

3. Derivative Financial Instruments

The following table provides information on the fair value of the Company's derivative contracts at December 31, 2011:

	Notional	Affiliate Receivable (Payable) for Derivative Contracts, at Fair Value
Credit Default Swap Index	$ 175,000	$ 1,175
Credit Default Swap Index	$ 125,000	$ (753)
Single Name Credit Default Swap	$ 10,000	$ (76)

During the year, the Company entered into 22 credit default swap index derivative contracts and two single name credit default swap derivative contracts. At December 31, 2011, eight of the credit default swap index derivative contracts were outstanding, and five had a maturity date of June 20, 2016, and three had a maturity date of December 20, 2016. The outstanding single name credit default swap had a maturity date of December 20, 2016.

4. Receivables From and Payables to Customers

Amounts receivable from customers include:	
Cash transactions	$ 3,910
Fee income	100
Margin accounts	21,830
Total receivables	$ 25,840
Amounts payable to customers include:	
Cash transactions	$ 21,065

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:		
Cash collateral deposits for securities borrowed	$	549,931
Other receivables		183,208
Deposits with clearing organizations		13,617
Securities failed to deliver		220
Total receivables	$	746,976
Payables to brokers, dealers, and clearing organizations include:		
Deposits received for securities loaned	$	117,463
Other payables		145,890
Securities failed to receive		1,219
Total payables	$	264,572

Deposits for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

6. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

6. Collateralized Securities Transactions (continued)

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2011, reverse repurchase collateral of approximately $52,000, stock borrowings of approximately $550,000, and client excess margin securities of approximately $30,500 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company has pledged or otherwise transferred to others approximately $602,000 in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury bonds, U.S. government agency securities, and equity securities.

Level 2 – Observable inputs other that Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

(In Thousands)

7. Fair Value (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 inventory positions as of December 31, 2011.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis by pricing levels as of December 31, 2011:

	Level 1	Level 2	Level 3	Balance as of December 31, 2011
Assets				
Securities owned:				
U.S. government securities	$ 145,022	$ –	$ –	$ 145,022
Municipal securities	–	48,933	–	48,933
Corporate debt obligations	–	391,390	–	391,390
Corporate equities	27	–	–	27
Other securities	–	566	–	566
Receivables from affiliates:				
Derivative credit contracts, net	–	346	–	346
Total assets measured at fair value on a recurring basis	$ 145,049	$ 441,235	$ –	$ 586,284
Liabilities				
Securities sold, but not yet purchased:				
U.S. government securities	$ 74,958	$ –	$ –	$ 74,958
Corporate obligations	–	538,314	–	538,314
Other securities	–	139	–	139
Total liabilities measured at fair value on a recurring basis	$ 74,958	$ 538,453	$ –	$ 613,411

(In Thousands)

7. Fair Value (continued)

Other securities include fractional shares of securities, securities purchased from customers in order to facilitate customer sale requests on an expedited basis, and securities positions resulting from trade errors.

During 2011, the Company transferred $145,022 of U.S. Treasury securities from Level 2 to Level 1 as the instruments' fair values were obtained by observing quoted prices in active markets for identical securities.

8. Fixed Assets

At December 31, 2011, the Company's fixed assets are as follows:

Office equipment	$ 7,389
Computer software	2,268
Leasehold improvements	350
Total fixed assets	10,007
Less accumulated depreciation and amortization	7,192
Fixed assets, net	$ 2,815

For the year ended December 31, 2011, depreciation and amortization of office equipment, leasehold improvements, and computer software totaled $904 and is included in occupancy and equipment in the statement of operations.

9. Other Assets

At December 31, 2011, the Company's other assets are as follows:

Deferred employee sign-on bonuses	$ 21,473
Accrued interest receivable	5,917
Prepaid expenses	3,233
Limited partnership investments	1,477
Other receivables, net of allowance of $654	782
Total other assets	$ 32,882

(In Thousands)

10. Borrowings

At December 31, 2011, the Company had a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2011, there were no outstanding borrowings under the facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $400,000 unsecured promissory note with USB to be used for discretionary working capital purposes. At December 31, 2011, the Company had no outstanding borrowings on this note. The rate of interest for this note is the comparable rate at which USB would be able to borrow funds of comparable amounts in the Money Markets for a one-month period.

The Company also has a $300,000 secured promissory note with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2011, the Company had no outstanding borrowings on this note. The rate of interest for this note is quoted at the time of borrowing at USBNA's discretion.

11. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company, after consultation with counsel, believes that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the statement of financial condition. The Company has established reserves for potential losses that are probable and reasonably estimable.

11. Contingencies, Commitments, and Risks (continued)

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2011, the Company had no concentration of credit risk related to its collateralized securities transactions.

Financial Instruments with Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

(In Thousands)

12. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue and expenses for underwriting securities, selling affiliated mutual funds, Product Partner Dollars, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services (processing and other overhead charges). Costs are allocated from USB to the Company based upon a Master Service Agreement.

The Company held affiliate positions in its trading inventory throughout the year. These corporate bond positions are included on the statement of financial condition in securities owned and securities sold, but not yet purchased and totaled $7,437 and $37,450, respectively, at December 31, 2011. The total amount of securities owned was not loaned out and the total amount of securities sold, but not yet purchased was borrowed to cover the position at December 31, 2011.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rule of FINRA. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2011, net capital under the Rule was $346,613 or 1982% of aggregate debit balances and $346,263 in excess of the minimum required net capital.

14. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by USB. Eligible employees may make contributions of up to 75% of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by the Company, up to 4% of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Although the matching contribution is initially invested in USB's common stock, an employee can reinvest the matching contribution among various investment alternatives.

Pension Plan

As described in Note 2, "Summary of Significant Accounting Policies," substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a qualified noncontributory defined benefit plan sponsored by USB. Qualified pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay or one or more cash balance formulas, or both. Under the cash balance formula established effective January 1, 2010, participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service, as well as receiving annual interest credits. Employees become vested upon completing three years of vesting service. USB's qualified plan objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. Qualified plan assets consist primarily of domestic and foreign collective investment funds and equity securities. In addition to the funded qualified pension plan, USB maintains a nonqualified plan that is unfunded and provides benefits to certain eligible employees.

14. Employee Benefits and Stock-Based Compensation (continued)

Active and Postretirement Welfare Plan

In addition, USB provides health care and death benefits to substantially all active and certain retired employees of the Company. Generally, all active employees may become eligible for participation in the postretirement welfare plan by meeting defined age and service requirements. USB may also subsidize the cost of coverage for employees meeting certain age and service requirements. The retiree medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Stock-Based Compensation

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company's employees participate in USB's stock option and long-term incentive cash plans. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.

15. Income Taxes

At December 31, 2011, the Company did not have any unrecognized tax positions. The Company elected to classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense.

(In Thousands)

15. Income Taxes (continued)

The components of the Company's net deferred tax liability as of December 31, 2011, were:

Deferred tax assets:	
Accrued compensation	$ 1,843
Accrued expenses	637
Accrued pension and retirement benefits	2,403
Gross deferred tax asset	4,883
Deferred tax liabilities:	
Intangibles	(7,787)
Investment basis differences	(112)
Other	(1,140)
Gross deferred tax liability	(9,039)
Net deferred tax liability	$ (4,156)

The Company did not recognize a valuation allowance against its deferred income tax assets as of the beginning or end of 2011 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2011. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.